Huntington Asset Services, Inc. 2960 N. Meridian St. Ste. 300 Indianapolis, IN 46208

April 17, 2014

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Allison White

And Mr. Jason Fox

The Huntington Funds

SEC File No. 811-05010

Dear Ms. White and Mr. Fox:

Below please find our responses to your comments with respect to the Registrant’s Registration Statement on Form N-14 as filed March 18, 2014 (“Registration Statement”) relating to the reorganization of the Huntington VA Mid Corp America Fund into the Huntington VA Situs Fund.

Comment: Please confirm the date of the financial statements referenced in the Information Statement.

Response: The financial statements incorporated into the Information Statement are taken from the Annual Report of the Funds for the year ended December 31, 2013.

Comment: In accordance with General Instruction G to Form N-14, for any information that the Registrant is incorporating by reference, please include a copy of the referenced documents in the Registration Statement, or alternatively amend the Form N-14 to include those items.

Response: The requested information has been supplemented. The Registrant will distribute the Prospectus with the Information Statement.

Comment: Please supplement the first bullet point under “Summary of the Agreement and Plan of Reorganization” so that it is consistent with the previous statement regarding the acquired fund selling assets prior to the merger transaction.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

The Huntington Funds

SEC File No. 811-05010

Response: The requested information has been supplemented.

Comment: Please disclose adjacent to the risks the strategy that relates to the corresponding risks.

Response: The Registrant believes that it has satisfied the disclosure requirements of Form N-14.

Comment: In the Fees and Expenses section, please delete the footnotes regarding expense caps to the fee tables.

Response: The information has been deleted as requested.

Comment: If the three-year recoupment rights to the fee waiver survive the merger for the acquired fund, please disclose.

Response: No additional disclosure is required as the recoupment provision is not applicable post-merger for the acquired fund.

Comment: In the Fees and Expenses section, please delete the footnote denoted with “*”.

Response: The information has been deleted as requested.

Comment: In the Portfolio Turnover section, remove the second sentence as it is not applicable to VA Funds.

Response: The information has been deleted as requested.

Comment: In the Investment Advisor section, please define the advisor in the first paragraph.

Response: The requested information has been updated.

Comment: In the Agreement and Plan of Reorganization section, please remove the bold-face on the paragraph regarding dividends.

Response: The requested information has been updated.

Comment: Please consider if the section titled “Exchanges” is applicable to insurance product funds and delete as appropriate.

Response: The information has been deleted as requested.

Comment: Please provide complete pro forma financial statements.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

The Huntington Funds

SEC File No. 811-05010

Response: The requested information has been included.

Comment: The pro forma statement of assets and liabilities assumes that the transaction occurred on the last day of the reporting period and only adjustments that are directly related to the transaction should be disclosed. Therefore, the only adjustment typically shown on the pro forma balance sheet for N-14s are for the costs of the reorganization and the share conversion. Please remove the adjustment to increase prepaid expenses from the statement of assets and liabilities. (See Reg S-X 11-02(b)(6)).

Response: The requested changes have been incorporated.

Comment: On the pro forma statement of operations only adjustments that are expected to have a continuing impact should be disclosed. Please remove the adjustment for reorganization expenses as it is a one time expense that will not have a continuing impact. (See Reg S-X 11-02(b)(6)).

Response: The requested changes have been incorporated.

Comment: Notes to the pro forma financial statements should be provided that discuss at least the following items:

a.	Basis of the consolidation

b.	Valuation of investments

c.	Tax status

d.	Use of estimates

e.	Basis for allocating merger costs.

Response: The requested information has been included.

The Registrant acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

The Huntington Funds

SEC File No. 811-05010

If you have any additional questions, or need additional information, please contact me at 513-366-3071.

Sincerely,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary

cc:     Mr. Martin Dean, Chief Compliance Officer

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.